BLOCKCHAIN MOON ACQUISITION CORP.

4651 Salisbury Road, Suite

400 Jacksonville FL, 32256

October 14, 2021

VIA EDGAR
Division of Corporation Finance

Office of Energy & Transportation
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Michael Purcell

RE:	Blockchain Moon Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-259770) (the “Registration Statement”)

Dear Mr. Purcell:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on October 18, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

BLOCKCHAIN MOON ACQUISITION CORP.

By:	/s/ Enzo A. Villani
	Name:	Enzo A. Villani
	Title:	Chairman and Chief Executive Officer

Acceleration Request:

333-259770